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                                       OMB APPROVAL

                                   OMB Number:3235-0145
                                   Expires:December 31, 1997
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. *)


                    New England Investment Companies, L.P.
                           (Name of Issuer)

                    Units of Limited Partnership Interest
---------------------------------------------------------------------------
                    (Title of Class of Securities)

                                644095101
                              (CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-96)
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CUSIP No. 644095101                13G                      Page 2 of 7
Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Snyder Holdings, inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/XX/
                                                                 (b)/  /
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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       NUMBER OF         5    SOLE VOTING POWER
        SHARES                731,906
     BENEFICIALLY        --------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH                 -0-
      REPORTING          --------------------------------------------------
        PERSON           7    SOLE DISPOSITIVE POWER
         WITH                 731,906
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     731,906
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11.87
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14   TYPE OF REPORTING PERSON*
     CO
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                    *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 644095101                13G                      Page 3 of 7
Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Alan B. Snyder
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/XX/
                                                                 (b)/  /
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3    SEC USE ONLY

---------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
       NUMBER OF         5    SOLE VOTING POWER
        SHARES                731,906
     BENEFICIALLY        --------------------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH                 -0-
      REPORTING          --------------------------------------------------
        PERSON           7    SOLE DISPOSITIVE POWER
         WITH                 731,906
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     731,906
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11.87
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 644095101                13G                      Page 4 of 7 Pages

ITEM 1.

     (a) The name of the issuer is New England Investment Companies, L.P. ("Issuer").

     (b) The principal executive office of Issuer is located at 399 Boylston Street, Boston, MA 02116.

ITEM 2.

     (a) The names of the persons filing this statement are Snyder Holdings, Inc., a California corporation ("SHI") and Alan B. Snyder ("Snyder"). Snyder is the President and controlling shareholder of SHI.

     (b) The principal business office of SHI and Snyder is located at 350 California St., Suite 1460, San Francisco, CA 94104-1436.

     (c) SHI is a California corporation. Snyder is a citizen of the United States.

     (d)  This statement relates to Units of Limited Partnership Interest.

     (e)  The CUSIP number is 644095101.

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CUSIP No. 644095101                13G                      Page 5 of 7 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A: N/A

     (a)  /  /  Broker or Dealer registered under Section 15 of the Act.

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act.

     (c)  /  /  Insurance Company as defined in section 3(a)(19) of the Act.

     (d) / / Investment Company registered under section 8 of the Investment Company Act.

     (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

     (g) / / Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(F)

     (h)  /  /  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)
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CUSIP No. 644095101                13G                      Page 6 of 7 Pages

ITEM 4.  OWNERSHIP.

     (a)  Amount beneficially owned by each of SHI and Snyder: 731,906 units.

     (b)  Percent of class:  11.87%.

     (c)  Number of shares as to which each of SHI and Snyder has:

          (i)  Sole power to vote or direct the vote:  731,906 units.

          (ii) Shared power to vote or direct the vote:  0 units.

          (iii)     Sole power to dispose or direct the disposition of:
731,906 units.

          (iv) Shared power to dispose or direct the disposition of:  0 units.

All units reported are units that SHI and Snyder may acquire in the future through the exchange of an equal number of limited partnership units of an affiliated private partnership, NEIC Operating Partnership, L.P. ("NEICOP"). Insofar as the managing general partner of NEICOP has the authority to withhold consent from any such future exchanges as provided in the amended partnership agreement of NEICOP, SHI and Snyder may not be the "beneficial owners" of the above units of Issuer within the meaning of Rule 13d-3(d)(1)(i), and this schedule shall not be construed as an admission that SHI or Snyder is such a "beneficial owner."

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction:  Dissolution of a group requires a response to this item.

ITEM. 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
N/A
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CUSIP No. 644095101                13G                      Page 7 of 7 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

SHI is a California corporation. Snyder is the President and controlling shareholder of SHI.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:     February 12, 1998

Snyder Holdings, Inc.


By:  /s/ Alan B. Snyder
     Alan B. Snyder, President and Chief Executive Officer
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